                                                            [LOGO] CELANESE

PRESS RELEASE

                                                   Frankfurter Strasse 111
                                                   61476 Kronberg/Ts.
                                                   Telefax: +49 (0)6107-772 7231


                        Your Contacts In Europe:
                        Phillip Elliott             Ursula Tober
                        Phone: +49 (0)69/305-33480  Phone: +49 (0)6107-772 1794
                        P.Elliott@Celanese.com      U.Tober@Celanese.com

                        Your Contact in US:

                        Ann Frechette (USA)
                        Phone: +1 908 598-4357

JULY 30, 2002

SECOND-QUARTER 2002 REPORT


o     BUSINESS IMPROVED IN MOST SEGMENTS VERSUS FIRST QUARTER

o NET SALES IN THE SECOND QUARTER INCREASED 2% VERSUS FIRST QUARTER TO (EURO) 1.2 BILLION; DECLINED BY 14% YEAR ON YEAR

o WEAK PERFORMANCE IN CHEMICAL INTERMEDIATES AND PLANT TURNAROUND EXPENSES CONTRIBUTED TO A 23% DECLINE IN EBITDA EXCLUDING SPECIAL CHARGES YEAR ON YEAR

o     NET FINANCIAL DEBT DECREASED 17% DURING THE FIRST HALF

o     COMPARABLE EPS FELL TO (EURO) 0.48 FROM (EURO) 0.63 IN SECOND QUARTER 2001



Kronberg, Germany - (CZZ: FSE; CZ: NYSE) - Celanese AG announced today that in the second quarter of the year, business improved in most of its segments compared with the first three months of the year. In addition, the company achieved cost savings from its productivity initiatives. Overall, results were slightly better than anticipated.

Sales rose 2% to (euro)1.2 billion from the first quarter of 2002, with the Acetyl Products, Acetate Products, Technical Polymers Ticona and Performance Polymers segments all reporting higher volumes. Compared with the first

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quarter, price increases were successfully implemented for most of our chemical products, and further price increases have been announced for the third quarter.

Compared with the second quarter of 2001, net sales declined by 14%. The decrease mainly reflected lower pricing for products within the Acetyl Products and Chemical Intermediates segments and lower volumes for Acetate Products.

EBITDA excluding special charges decreased by 23% to (euro) 102 million from the same quarter last year. The decline primarily reflected the weak business performance in Chemical Intermediates, which were partially offset by improvements in Ticona due to lower raw material and energy costs as well as higher volumes. Cost savings from restructuring and productivity initiatives continued to contribute to EBITDA excluding special charges.

"In the second quarter, business continued to improve, and Celanese is making advances in increasing efficiency through the productivity initiative Forward and projects based on the Six Sigma improvement tool," said Claudio Sonder, Chief Executive Officer of Celanese AG.

Earnings per share from continuing operations excluding special charges and adjusted for intangible amortization decreased to (euro) 0.48 per share versus
(euro) 0.63 per share for the comparable period of 2001. The decrease resulted from a decline in operating profit which was partially offset by a slight foreign exchange gain associated with foreign currency denominated financing compared to a loss last year, lower interest expense and higher equity in net earnings of affiliates.

In the first six months of the year, net financial debt decreased to (euro)691 million mainly due to foreign currency exchange translation as the U.S. dollar weakened by 13% versus the euro. In addition, higher dividends and the return of capital from our investments were used to repay debt.

"Results for the first half of 2002 were somewhat better than anticipated," said Chief Financial Officer Perry Premdas. "We continue to expect EBITDA excluding special charges at a level approximating that of last year, providing global economic conditions do not worsen."

Celanese continues to monitor the sustainability of improvements in U.S. automotive production and sees no signs that demand from the telecommunications industry will improve this year. The company expects continuing volatility in natural gas costs and unfavorable currency translation effects resulting from the weaker U.S. dollar but also continued cost reductions

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and efficiency improvements from the productivity initiatives.


CELANESE POSITIONS ITSELF FOR THE FUTURE

The discussions with Degussa AG on the formation of a joint venture in Oxo products in Europe are on track, and Celanese AG expects to conclude them and execute binding agreements before the end of this year. The formation of the joint venture will be subject to approval by regulatory authorities in the EU. Oxo products are part of the Chemical Intermediates segment.

In the second quarter, Celanese completed some strategic expansions. Construction was completed on a new plant for GUR(R) ultra high molecular weight polyethylene, which will double North American capacity when the new plant starts up in the third quarter. Also in the second quarter, additional and more efficient production lines for Vectra(R) liquid crystal polymers came on stream at our Shelby, North Carolina, plant.

Nutrinova, our food ingredients business in Performance Products, will introduce the omega-3 fatty acid, docosahexanoeic acid (DHA), in the third quarter. The product, which was developed by Celanese Ventures, will strengthen Nutrinova's participation in the functional food and nutritional supplements business.


SEGMENT SUMMARIES

ACETYL PRODUCTS

In Acetyl Products, second quarter net sales decreased by 19% to (euro) 491 million from the comparable period last year (prices -20%, currency -3%, volumes +4%).

Selling prices declined significantly, following the downward trend in raw material costs, especially those for natural gas. Volumes increased for polyvinyl alcohol and vinyl acetate monomer mainly in Asia while acetic acid volumes were slightly lower. Despite significantly lower prices compared to the same quarter last year, we were successful in increasing prices from the low levels of the first quarter of this year.

EBITDA excluding special charges declined by 13% to (euro)61 million, as prices for acetic acid, vinyl acetate, and acetate esters decreased faster than raw material costs year on year.

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CHEMICAL INTERMEDIATES

In the second quarter of 2002, net sales of Chemical Intermediates decreased by 16% to (euro) 240 million (prices -11%, currency -3%, volumes -2%).

Pricing declined principally in acrylate products due to continued industry oversupply and competitive pressure. Volumes declined mainly in oxo products as the second quarter of last year benefited from temporary market shortages in Asia.

EBITDA excluding special charges fell to a loss of (euro) 10 million from a profit of (euro) 16 million, reflecting significant price declines and maintenance turnarounds in oxo products and acrylates.

ACETATE PRODUCTS

Acetate Products' net sales in the second quarter of 2002 decreased by 15% to
(euro) 175 million (volumes -11%, currency -4%, prices flat).

Volumes declined mainly on continued weakening demand for acetate filament from the U.S. and Asian textile industries and interfiber substitution. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also decreased. Demand for tow, which represents the majority of segment sales, remained strong for the quarter.

EBITDA excluding special charges decreased by (euro) 8 million to (euro) 25 million mainly due to the lower volumes.

TECHNICAL POLYMERS TICONA

Net sales for Ticona declined by 2% to (euro) 201 million compared to the second quarter last year (volumes +6%, prices -4%, currency -4%).

The increase in volumes resulted primarily from higher sales to the automotive industry, especially in the United States. Volumes in Europe showed a slight improvement compared to a year earlier, particularly in industrial end uses. Global demand from the telecommunication and electrical / electronic industries remained at low levels.

EBITDA excluding special charges increased by (euro) 15 million to (euro) 23 million, reflecting lower raw material and energy costs and higher volumes, slightly

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offset by costs related to a maintenance turnaround and lower average pricing.

PERFORMANCE PRODUCTS

Performance Products' net sales rose 6% to(euro) 119 million (volumes +17%, prices -8%, currency -3%).

Nutrinova sales increased mainly on higher volumes for Sunett(R) sweetener, while pricing declined slightly. Trespaphan's oriented polypropylene film sales rose due to increased volumes in Europe and North America, supported by improved production efficiencies. Selling prices for Trespaphan products were negatively influenced by lower raw material costs and unfavorable currency effects.

EBITDA excluding special charges increased 41% to (euro) 24 million due to the sales effects noted above.

    As of June 30, 2002, Celanese had 11,800 employees, compared to 13,000 a year ago.

    On May 15, 2002, the Supervisory Board of Celanese AG re-appointed Claudio Sonder as chairman of the board, and Perry Premdas and David N. Weidman as board members. In addition, Andreas Pohlmann was appointed member of the board and as director of personnel to succeed Ernst Schadow who will retire on October 22, 2002. Also on May 15, Khaled Saleh Buhamrah resigned from the Supervisory Board to be replaced by Saad Al-Shuwaib.

BASIS OF PRESENTATION

EFFECTIVE JANUARY 1, 2002, CELANESE ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", AND CEASED AMORTIZATION OF GOODWILL AND INTANGIBLES WITHOUT FINITE LIVES. THE RELATED CHARGES IN THE SECOND QUARTER OF 2001 WERE A NET EXPENSE OF (EURO) 21 MILLION IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSE ((EURO) 39 MILLION IN THE FIRST
HALF) AND A (EURO) 1 MILLION EXPENSE IN EQUITY IN NET EARNINGS OF AFFILIATES ((EURO) 3 MILLION IN THE FIRST HALF). ADDITIONALLY, THE STANDARD REQUIRES THAT ALL NEGATIVE GOODWILL ON THE BALANCE SHEET BE WRITTEN OFF IMMEDIATELY AND CLASSIFIED AS A CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ON THE CONSOLIDATED STATEMENT OF OPERATIONS. AS A RESULT, INCOME OF (EURO) 10 MILLION WAS RECORDED IN THE FIRST QUARTER OF 2002. DURING THE FIRST HALF OF 2002, CELANESE PERFORMED THE REQUIRED IMPAIRMENT TESTS OF GOODWILL AS OF JANUARY 1, 2002 AND DETERMINED THAT THERE WAS NO IMPAIRMENT.

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

    FINANCIAL HIGHLIGHTS
                                                                               CHG.
    IN (EURO) MILLIONS                                     Q2       Q2          IN %      H1         H1
                                                          2002     2001                  2002       2001
-----------------------------------------------------------------------------------------------------------
    Net sales                                            1,205     1,396        -14     2,387      2,727
    EBITDA excluding special charges(1)                    102       132        -23       217        266
    EBITDA MARGIN(2)                                       8.5%      9.5%                 9.1%       9.8%
    Special (charges), net                                  (3)        1       N.M.        (3)         0
    Depreciation & amortization expense(3)                  80       107        -25       160        208
    Operating profit(3)                                     19        26        -27        54         58
    Earnings before taxes(3)                                32        13       >100        70         45
    Earnings from continuing operations(3)                  22        10       >100        48         36
    Net earnings adj. for intangible                        22        34        -35        58         80
      amortization(3)

    Capital expenditures                                    63        51         24       112         88
----------------------------------------------------------------------------------------------------------

    NET EARNINGS PER SHARE (EPS IN (EURO))(4):
      EPS from continuing operations                      0.44      0.20       >100      0.95       0.72
      ADJUSTMENTS TO EPS:
        SPECIAL CHARGES, NET OF TAX(5)                    0.04     (0.01)                0.04       0.00
        INTANGIBLE AMORTIZATION(3)                                  0.44                            0.83
----------------------------------------------------------------------------------------------------------

   EPS FROM CONT. OPERATIONS EXCLUDING SPECIAL            0.48      0.63        -24      0.99       1.55
   CHARGES AND ADJ. FOR INTANGIBLE AMORTIZATION
    Average shares outstanding (thousands)              50,340    50,331          0    50,337     50,329

----------------------------------------------------------------------------------------------------------

                                                  JUN 30    DEC 31
    IN(EURO)MILLIONS                                2002     2001
-------------------------------------------------------------------------------
    Trade working capital(6)                        745       687          8
    Total financial debt(7)                         719       880        -18
    Net financial debt(8)                           691       832        -17
    Shareholders' equity                           2,158    2,210         -2
    Total assets                                   6,344    7,064        -10
-------------------------------------------------------------------------------

(1) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION EXCLUDING SPECIAL CHARGES EQUALS OPERATING PROFIT PLUS DEPRECIATION & AMORTIZATION PLUS SPECIAL CHARGES

(2)   EBITDA EXCLUDING SPECIAL CHARGES AS A PERCENTAGE OF NET SALES

(3)   REFER TO "BASIS OF PRESENTATION"

(4)   PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING IN EACH
      PERIOD

(5) SPECIAL CHARGES EXCLUDING GOODWILL IMPAIRMENT TAX AFFECTED USING A NOTIONAL 38% TAX RATE

(6) TRADE ACCOUNTS RECEIVABLE FROM 3RD PARTIES AND AFFILIATES, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS, PLUS INVENTORIES, LESS TRADE ACCOUNTS PAYABLE TO 3RD PARTIES AND AFFILIATES.


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

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                               CHG.
    IN (EURO) MILLIONS                                     Q2       Q2          IN %      H1         H1
                                                          2002     2001                  2002       2001
-------------------------------------------------------------------------------------------------------------
    NET SALES                                            1,205     1,396       -14      2,387       2,727
      Cost of sales                                     (1,043)   (1,190)      -12     (2,037)     (2,323)
-------------------------------------------------------------------------------------------------------------
    GROSS PROFIT                                           162       206       -21        350         404

      Selling, general & administrative expense(1)        (122)     (158)      -23       (265)       (302)
      Research & development expense                       (21)      (25)      -16        (41)        (48)
      Special charges                                       (3)        1       N.M.        (3)          0
      Foreign exchange gain                                  3         2        50          3           3
      Gain on disposition of assets                          0         0         0         10           1
-------------------------------------------------------------------------------------------------------------
    OPERATING PROFIT                                        19        26       -27         54          58

      Equity in net earnings of affiliates(1)                7         2      >100         11           6
  Interest expense                                         (14)      (23)      -39        (31)        (44)
      Interest & other income, net                          20         8      >100         36          25
-------------------------------------------------------------------------------------------------------------
    EARNINGS BEFORE INCOME TAXES FROM
      CONTINUING OPERATIONS                                 32        13      >100         70          45

      Income tax expense                                   (10)       (3)     >100        (22)         (9)
-------------------------------------------------------------------------------------------------------------
    EARNINGS FROM CONTINUING OPERATIONS                     22        10      >100         48          36

      Gain on disposals of discontinued operations           0         2      -100          0           2
-------------------------------------------------------------------------------------------------------------
    EARNINGS BEFORE CUMULATIVE EFFECT OF
      CHANGE IN ACCOUNTING PRINCIPLE                        22        12        83         48          38
-------------------------------------------------------------------------------------------------------------
      Cumulative effect of change in accounting              0         0                   10           0
principle(1)
-------------------------------------------------------------------------------------------------------------
    NET EARNINGS                                            22        12        83         58          38
-------------------------------------------------------------------------------------------------------------

      Adjustment for intangible amortization(1)                       22                               42
-------------------------------------------------------------------------------------------------------------
    NET EARNINGS ADJUSTED FOR INTANGIBLE                    22        34       -35         58          80
AMORTIZATION
-------------------------------------------------------------------------------------------------------------

    EARNINGS PER SHARE - BASIC AND DILUTED(2)
                                                           Q2       Q2          CHG.      H1         H1
    IN(EURO)                                              2002     2001         IN %     2002       2001
-------------------------------------------------------------------------------------------------------------
      CONTINUING OPERATIONS                               0.44      0.20      >100       0.95        0.72
        Discontinued operations                           0.00      0.04                 0.00        0.04
        Cumulative effect of change in accounting         0.00      0.00                 0.20        0.00
principle(1)
-------------------------------------------------------------------------------------------------------------
      Net earnings                                        0.44      0.24        83       1.15        0.76
        Adjustment for intangible amortization(1)                   0.44                             0.83
-------------------------------------------------------------------------------------------------------------
      NET EARNINGS ADJUSTED FOR INTANGIBLE                0.44      0.68       -35       1.15        1.59
AMORTIZATION
-------------------------------------------------------------------------------------------------------------

    Average shares outstanding (thousands)              50,340    50,331         0     50,337      50,329
-------------------------------------------------------------------------------------------------------------
   (1)  REFER TO "BASIS OF PRESENTATION"

   (2)  PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING IN
EACH PERIOD


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

CONSOLIDATED BALANCE SHEETS
                                                           JUN 30         DEC 31
IN (EURO) MILLIONS                                           2002           2001
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash & cash equivalents                                     28              48
  Receivables, net                                         1,263           1,216
  Inventories                                                571             639
  Deferred income taxes                                       86             102
  Other assets                                                23              42
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                       1,971           2,047

  Investments                                                474             566
  Property, plant & equipment, net                         1,777           2,036
  Deferred income taxes                                      517             551
  Other assets                                               562             693
  Intangible assets, net                                   1,043           1,171
--------------------------------------------------------------------------------
TOTAL ASSETS                                               6,344           7,064
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
    Installments of long-term debt                           127             267
  Accounts payable & accrued liabilities                   1,260           1,502
  Deferred income taxes                                       14              10
  Income taxes payable                                       447             458
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                  1,848           2,237

  Long-term debt                                             592             613
  Deferred income taxes                                       58              59
  Other liabilities                                        1,676           1,933
  Minority interests                                          12              12
  Shareholders' equity                                     2,158           2,210
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 6,344           7,064
--------------------------------------------------------------------------------

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

    CONSOLIDATED STATEMENTS OF CASH FLOWS

    IN (EURO) MILLIONS                                                      H1 2002         H1 2001
---------------------------------------------------------------------------------------------------
    OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
      Net earnings                                                             58              38
      Cumulative effect of change in accounting principle                     (10)              0
      Special charges, net of amounts used                                    (24)             (2)
      Depreciation & amortization                                             160             208
      Change in equity of affiliates                                           55               7
      Deferred income taxes                                                   (7)             (30)
  Gain on sale of businesses and assets                                       (10)             (6)
  Gain on disposal of discontinued operations                                   0              (2)
  Changes in operating assets and liabilities:
    Receivables, net                                                         (130)            148
    Inventories                                                                32             (15)
    Accounts payable, accrued liabilities & other liabilities                 (37)           (251)
    Income taxes payable                                                       37               6
  Other, net                                                                   24              28
---------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     148             129

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
  Capital expenditure on property plant & equipment                          (112)            (88)
  Acquisition of businesses & purchase of investments                           0              (2)
  Outflow on sale of businesses and assets                                    (21)              0
  Proceeds from disposition of businesses and assets                            0              11
  Proceeds from disposal of discontinued operations                             0              38
  Proceeds from sale of marketable securities                                 139             125
  Purchase of marketable securities                                          (134)           (137)
  Return of capital from investments                                           38               0
  Other, net                                                                    9               0
---------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                         (81)            (53)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings, net                                                 (138)           (113)
  Proceeds from long-term debt                                                 57              85
  Payments of long-term debt                                                   (3)            (25)
  Dividend payments                                                             0             (20)
  Other, net                                                                    0               0
---------------------------------------------------------------------------------------------------
NET CASH USED BY FINANCING ACTIVITIES                                         (84)            (73)

  Exchange rate effects on cash                                                (3)              2
---------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS                            (20)              5
---------------------------------------------------------------------------------------------------

Cash & cash equivalents at beginning of year                                   48              24
---------------------------------------------------------------------------------------------------
Cash & cash equivalents at end of period                                       28              29
---------------------------------------------------------------------------------------------------


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

    SEGMENT PERFORMANCE

    SEGMENT NET SALES
                                                                               CHG.
    IN (EURO) MILLIONS                                     Q2       Q2          IN %      H1         H1
                                                          2002     2001                  2002       2001
=============================================================================================================
      Acetyl Products                                      491       609       -19        964       1,185
      Chemical Intermediates                               240       285       -16        488         568
      Acetate Products                                     175       206       -15        344         386
      Technical Polymers Ticona                            201       205        -2        403         419
      Performance Products                                 119       112         6        233         224
-------------------------------------------------------------------------------------------------------------
    SEGMENT TOTAL                                        1,226     1,417       -13      2,432       2,782
      Other activities                                      18        30       -40         37          43
      Intersegment eliminations                            (39)      (51)      -24        (82)        (98)
--------------------------------------------------------------------------           ------------------------
    TOTAL                                                1,205     1,396       -14      2,387       2,727
=============================================================================================================

    FACTORS AFFECTING SECOND-QUARTER SEGMENT SALES


    IN PERCENT                                           VOLUME     PRICE    CURRENCY     OTHER      TOTAL
=============================================================================================================
      Acetyl Products                                        4       -20        -3          0         -19
      Chemical Intermediates                                -2       -11        -3          0         -16
      Acetate Products                                     -11         0        -4          0         -15
      Technical Polymers Ticona                              6        -4        -4          0          -2
      Performance Products                                  17        -8        -3          0           6
      SEGMENT TOTAL                                          2       -12        -3          0         -13
=============================================================================================================


    SEGMENT EBITDA EXCLUDING SPECIAL CHARGES
                                                                               CHG.
    IN(EURO)MILLIONS                                       Q2       Q2          IN %      H1         H1
                                                          2002     2001                  2002       2001
=============================================================================================================
      Acetyl Products                                       61        70       -13        105         143
      Chemical Intermediates                               (10)       16       N.M.        11          17
      Acetate Products                                      25        33       -24         38          54
      Technical Polymers Ticona                             23         8      >100         51          38
      Performance Products                                  24        17        41         44          38
--------------------------------------------------------------------------           ------------------------
    SEGMENT TOTAL                                          123       144       -15        249         290
      Other activities                                     (21)      (12)      N.M.       (32)        (24)
--------------------------------------------------------------------------           ------------------------
    TOTAL                                                  102       132       -23        217         266
=============================================================================================================

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      FOOTNOTES

        Results unaudited: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

        Results adjusted for discontinued operations: The foregoing results exclude operations which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

        Forward-looking statements: Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above.

      Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 7, 2002. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.